Exhibit 99.3

FOR IMMEDIATE RELEASE

CNOOC Ltd. LH 11-1 Oilfield Restarted Production in Full Scale

(Hong Kong, August 29, 2007) - CNOOC Limited (NYSE: CEO, SEHK: 883, “the Company") announced today that its independent oilfield “LiuHua” (LH) 11-1 in the Eastern South China Sea has successfully restarted production. At present, this oilfield operates steadily and produces 23,000 barrels of crude oil per day approximately.

LH 11-1 oilfield started temporary production on June 27, 2007. During the process, all its 25 wells, which had been suspended for more than a year successfully re-opened.

LH 11-1 oilfield suspended production from the strike of typhoon “Chan Chu” in May 2006, part of its production facilities were damaged. (Relevant news please refer to http://www.cnoocltd.com/press_c/channel/press1981.asp). Thereafter, CNOOC Ltd. organized designers, manufacturers and installation contractors to prepare a plan for restarting production in the field.

At all parties’ efforts, the company made a breakthrough in repairing the offshore facilities, and developed 7 unique techniques applicable for the deepwater refloatation, so as to ensure the effectiveness and suitability of the restart production scheme.

The restart scheme of LH oil filed is outstanding for its independent innovation, It has been completed under the circumstance of great operation difficulties, shortage of equipment and service supply and the restarting time may delay till the second half of 2008. It is cost effective and guarantees LH 11-1 oilfield to restart production in the timeliest manner under current situation, meanwhile it is also entirely consistent with the company’s HSE standard.

The project took one year and three days, and total working hours counted to 390,000 man-hours. On the guideline of the company’s HSE standards, there is no incident during the execution processes.

Mr. Zhou Shouwei, the president of the company commented: The production restart of LH 11-1 has enriched the company’s experience in independently repairing the advanced equipments offshore, and strengthened the company’s offshore operating teams. It’s more delighted that the company can successfully complete all relevant operations under the 300 meter’s water depth, which indicated its significance for our future exploration to deep water areas.

Mr. Fu Chengyu, the Chairman and CEO of the company commented: It’s excited that LH 11-1 oilfield has successfully restarted production in timely manner. It’s not only as a strong support to the company’s production target in 2007, but can benefit the company from the high oil price environment. This production restart indicated again that CNOOC Ltd. could effectively deal with the challenges coming from the outside world and the company already has the excellent capability in production and operation.

LH 11-1 oilfield is the independent oil field for CNOOC Ltd., it started production in April 1996.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 29, 2007.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Account Manager
Ketchum Hong Kong
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail: carol.wong@knprhk.com